Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE

               Vasogen and CANVAC Announce Research Collaboration

Toronto, Ontario (June 12, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) and the Canadian Network for Vaccines and Immunotherapeutics (CANVAC) today announced a collaboration to undertake advanced research associated with the development of Vasogen's immune modulation therapy. Dr. Rafick-Pierre Sekaly, Professor, Department of Microbiology and Immunology, University of Montreal, and Scientific Director of CANVAC, is leading the research program.

"The ability of Vasogen's immune modulation therapy to beneficially regulate immune responses creates the potential for a significant advance in the treatment of inflammatory and autoimmune disease," remarked Dr. Sekaly. "We look forward to working closely with Vasogen to advance the development of this promising therapeutic intervention."

CANVAC is a network of prominent Canadian scientists from more than 30 academic and clinical institutions who are working at the forefront of immunology, virology, and molecular biology research, developing vaccines and immunotherapeutics. These scientists are collaborating with government, non-government, and industrial partners in the development of vaccine technology aimed at preventing and treating many of the world's deadliest diseases. CANVAC is part of the Networks of Centres of Excellence and is hosted by Universite de Montreal.

"The relationship with CANVAC enables Vasogen to access additional leading researchers in the areas of immunology and immunotherapeutics," commented Dr. Clive Ward-Able, Vice-President of Research and Development for Vasogen. "CANVAC's unique network capabilities will allow us to further leverage current research initiatives aimed at rapidly developing immune modulation therapies for the treatment of a wide range of immune-mediated disorders."

Vasogen is engaged in the development and commercialization of a therapeutic platform technology designed to treat diseases characterized by immune system dysfunction and inflammation. Vasogen's lead clinical program, now entering late-stage development, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral arterial disease. Vasogen's immune modulation therapy is also in clinical development for a number of other indications, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. Through collaborations with leading international researchers, Vasogen is also advancing the development of therapeutic interventions for the treatment of additional autoimmune diseases and neurological disorders.

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease- causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.